UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number 001-41943

Amer Sports, Inc.
(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☒ FORM 40-F ☐

EXPLANATORY NOTE

Ling Xiong resigned as a member of the Board of Directors (the “Board”) of Amer Sports, Inc. (the “Company”), effective as of November 6, 2025.

Ms. Xiong’s resignation is not due to any disagreement with the Company’s management team or the Company’s Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.

On November 5, 2025, the Board appointed Wei Lin as a director of the Board and a member of the Nominating and Corporate Governance Committee, effective as of November 6, 2025.

Mr. Lin currently serves as Vice President of Anta Sports Products Limited (“Anta Sports”), where he is responsible for post-investment management, including the development of governance frameworks and operating models to support integration, optimization, and long-term value creation. He also oversees Anta Sports’ sustainability and investor relations functions. Mr. Lin joined Anta Sports in January 2025 from KPMG China, where he was a partner and member of the China firm’s board of directors and led the firm’s strategy practice in the Asia Pacific region and ESG practice in China and Hong Kong. He holds a bachelor’s degree in mathematics and history from Colgate University and has completed executive sustainability programs at the Cambridge Institute for Sustainability Leadership and NYU Stern School of Business.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-276801) and Form F-3 (File No. 333-285651) of the Company and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer, Interim President & CEO of Wilson
Date: November 6, 2025